ICOA, Inc.
                                111 Airport Road
                           Warwick, Rhode Island 02889






January 30, 2006


VIA TELEFAX AND REGULAR MAIL

Ms. Cheryl Grant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:      ICOA, Inc.
         Amendment No. 1 to Form SB-2
         File No. 333-130723
         Filed December 28, 2005

Dear Ms. Grant:

         At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated January 25, 2006 regarding ICOA, Inc.'s (the "Company") Form SB-2 Registration Statement filed on December 28, 2005. We are providing the following letter containing our responses.


FORM SB-2

General

COMMENT 1:                 On page eight in the risk  factors you state that
                           "[yo]ur ability to continue as a going concern will be dependent upon [y]our ability to draw down on the Standby Equity Distribution Agreement, which
                           [you] have entered  into with  Cornell  Capital
                           Partners." You similarly suggest on page 27 that you have a current standby equity distribution agreement with Cornell Capital Partners. Yet in your November 7, 2005 Form 8-K you indicate that the March
                           19, 2004 agreement was terminated, and your disclosure on pages nine, 22 and 39 in the prospectus also suggest this apparently most recent standby equity distribution agreement was terminated.
                           Please tell us in your response letter whether you currently have a standby equity distribution agreement with Cornell Capital Partners, and generally revise your disclosure in the prospectus accordingly.

RESPONSE:                  The Company does not currently have a Standby Equity
                           Distribution Agreement with Cornell Capital Partners, or any other parties.

                           We have clarified the disclosure as requested.

Ms. Cheryl Grant
Page 2
January 30, 2006


COMMENT 2:                 Assuming that you do not currently have a standby
                           equity distribution agreement with Cornell Capital
                           Partners, please revise your MD&A to discuss whether the termination of the standby equity distribution agreement in any way has had or will have an adverse effect on your ability to satisfy your ongoing cash requirements.

RESPONSE:                  We have clarified the disclosure as requested.



Risk Factors, page 8

COMMENT 3:                 ICOA...May be liable for Recession and Other
                           Damages... page 9. You state "ICOA has been advised by the Securities and Exchange commission that the Company issued 14,169,837 shares of common stock without legends restricting the resale of such shares." Please remove the improper suggestion here, on page 22 in the selling stockholders section and on page 39 in management's discussion and analysis, that the Commission informed you as to how the shares were issued to purchasers.

RESPONSE:                  We have clarified the disclosure as requested.



COMMENT 4:                 We note the phrase  "While  management  believes that
                           the Company issued these shares in good faith on the belief that Registration No. 333-115273 declared effective on June 7, 2004 was valid." Please delete this mitigating language as it may suggest inappropriately that there can be no possible
                           Section 5 violation involved in the resale by Cornell
                           Capital Partners of the 14,169,837 shares under the standby equity distribution agreement if the registration statement number 333-115273 were declared effective as to other resale transactions.
                           In addition describe the factual circumstances leading to the issuance and resale (for example, dates of issuance and resales, amounts of consideration received, and so on) and include here, and in management's discussion and analysis, quantified disclosure of the extent of your liability
                           (including any reserved amounts for the liability) and the possibility that you may be required to indemnify Cornell Capital Partners for costs resulting from its potential violation of Section 5.

RESPONSE:                  We have clarified the disclosure as requested.

Ms. Cheryl Grant
Page 3
January 30, 2006


COMMENT 5:                 We note your statement that "the Securities and
                           Exchange Commission pointed out that the `pooling language' contained in that registration was unacceptable." Please revise your disclosure here to describe why you have a possible Securities Act
                           Section 5 violation, and explain the circumstances involved where you state here and elsewhere in the prospectus "that the `pooling language' contained in that registration was unacceptable."

RESPONSE:                  We have clarified the disclosure as requested.



How to Get More Information, page 65

COMMENT 6:                 Revise to include the current address of our public
                           reference room at 100 F. Street, N.E., Washington,
                           D.C. 20549

RESPONSE:                  We have corrected the disclosure as requested.

In addition pursuant to the Commission's request, the Company confirms that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, please feel free to contact me.

Sincerely,



/s/ Stephen N. Cummings
Stephen N. Cummings
Chief Financial Officer